EMAIL: KSCHLESINGER@OLSHANLAW.COM

DIRECT DIAL: 212.451.2252

June 3, 2014

VIA EDGAR AND OVERNIGHT DELIVERY

Jay Ingram.

Legal Branch Chief

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Quinpario Acquisition Corp.

Revised Preliminary Proxy Statement on Scheduled 14A

Filed May 2, 2014

Response dated May 21, 2014

File No. 001-36051

Dear Mr. Ingram:

On behalf of Quinpario Acquisition Corp. (the “Company” or “Quinpario”), we acknowledge receipt of the comment letter of the Staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) dated June 2, 2014 (the “Staff Letter”) with regard to the Company’s Revised Preliminary Proxy Statement on Schedule 14A (the “Proxy Statement”) filed with the Commission on May 2, 2014. We have reviewed the Staff Letter with the Company and the following are its responses to the Staff Letter. Accompanying this response letter, we are filing an Amendment No. 2 to the Proxy Statement which includes changes in response to the comments contained in this Staff Letter, the comments contained in the Staff’s letter dated May 16, 2014 and certain other updates, including both Jason’s and the Company’s first quarter 2014 financial statements.

For ease of reference, the responses set forth below are numbered to correspond to the numbering of the comments in the Staff Letter and the comments are reproduced in italicized form. Terms used therein and not separately defined have the meanings given to them in the Proxy Statement.

General

1.	In your Form 10-Q for the Period Ended March 31, 2014 you indicate that any transactions under the Backstop Commitment are contingent upon the closing of the Jason Business Combination. This is not reflected in the text of the agreement filed as

June 3, 2014

Exhibit 10.10 nor in the disclosure in your preliminary proxy statement filed May 2, 2014 where you indicate that “[a]ny open market or privately negotiated transactions made pursuant to the Backstop Commitment are not contingent upon stockholder approval and the consummation of the closing of the Business Combination.” Please revise or advise us as appropriate.

We respectfully advise the Staff that the disclosure set forth in the Company’s Form 10-Q for the period ending March 31, 2014 (the “Form 10-Q”), regarding the condition that the Business Combination must close in order to utilize the Backstop Commitment, refers only to the private placement feature of the Backstop Commitment, hence the placement of the parenthetical describing such condition appearing only after the words “private placement” and not after the words “open market purchases” or “privately negotiated transactions.”

To the extent there is any confusion, however, with the disclosure set forth in the Form 10-Q, the Proxy Statement repeatedly specifies that only the private placement feature of the Backstop Commitment is subject to the closing of the Business Combination. We note further that the Proxy Statement accurately reflects the text of the Backstop and Subscription Agreement filed as Exhibit 10.10 to the Form 10-Q.

2.	In consultation with the office of Mergers & Acquisitions, we have reviewed your response to comment 2 of our letter dated may 16, 2014. You indicate that no purchases have been made yet but that if purchases are made, there are no limits on the number of solicitees, shares purchased or the timing of purchases. While the staff of the Division of Corporation Finance will not undertake any further examination of your response at this time, please confirm that Quinpario Acquisition Corp. and its affiliates understand that the staff reserves the right to make further inquiry into this matter and make any recommendations it deems appropriate. Additionally, please note that if affiliates of Quinpario Acquisition Corp. make purchases of shares in the manner described in your response, the company and its affiliates are under a continuing obligation to consider whether such efforts represent the commencement of a tender offer.

In response to the Staff’s comment, we confirm that the Company and its affiliates understand that the Staff reserves the right to make further inquiry into this matter and make any recommendations it deems appropriate.

3.	We note that in footnote 3 to the table on page 6 of Exhibit A to your supplemental response dated May 21, 2014, you indicate that use of the Backstop Commitment is contingent upon the redemption of Quinpario Stock. You do not discuss such a condition elsewhere. Please clarify or revise your disclosure as appropriate.

The referenced footnote has been revised in the Proxy Statement.

June 3, 2014

4.	Please revise your disclosure concerning the Backstop Commitment to indicate that: (i) the investors that are party to the Backstop Commitment will use reasonable best efforts to purchase shares in the open market or in privately negotiated transactions prior to the record date for the special meeting; (ii) any funds used in this manner will not be received by the company; and (iii) it is unlikely that Quinpario will receive the full $17.5 million contemplated by the Backstop Commitment.

The Proxy Statement has been revised to include the requested disclosure.

5.	Please ensure that your disclosure regarding the Debt Financing includes, where appropriate, a discussion of the flex provisions, what terms they apply to, and what the financing terms will be if the flex provisions are exercised and if they are not. If you believe that the flex provisions will be exercised, you may omit a discussion of what your financing arrangements would be absent the exercise of such provisions.

The Proxy Statement has been revised to include the requested disclosure.

Risk Factors Relating to Jason’s Indebtedness, page 50

6.	We reissue comment 10 of our letter dated May 16, 2014. Please disclose any risks posed by restrictive covenants that are part of the Debt Financing, or advise us if no such covenants exist. Please also disclose the repayment terms of your contemplated debt. You stated in your supplemental response to comment 26 of our letter dated April 23, 2014 that the flex provisions allow for shorter maturity periods for your first and second lien term loans, but it is unclear whether the terms that you disclose are reflective of the exercise of these shorter maturity periods.

The Proxy Statement has been revised to include the requested disclosure.

Background of the Business Combination, page 100

7.	We reissue comment 12 of our letter dated May 16, 2014. Please expand your disclosure to address the positions taken by the parties and why the terms that were agreed upon were mutually acceptable, particularly with regard to the mechanics of determining the estimated sales.

The Proxy Statement has been revised to include the requested disclosure.

Certain Company Projected Financial Information, page 120

8.	We note that the projected financial information of Jason that you presented in response to comment 14 of our letter dated May 16, 2014 appears unchanged despite the fact that it no longer reflects the adjustments made by Quinpario’s management. Please advise.

June 3, 2014

We respectfully advise the Staff that the projected financial information of Jason included in the Proxy Statement remains unchanged because the information always reflected the adjustments made by Quinpario’s management. No adjustments were backed out from projections. What is included in the Proxy Statement is what was provided to Stifel, inclusive of the three adjustments described in the first paragraph under “Certain Company Projected Financial Information.”

Jason’s Management’s Discussion and Analysis of Financial Condition and ... page 191

9.	Please refer to comment 22 of our letter dated May 16, 2013. We note that your proposed disclosure provides contextual information regarding the functioning of Jason’s business, but not trends that affect or may affect it. Please ensure that your discussion includes any known trends or uncertainties that have had or that you reasonably expect will have a material impact on revenues or income from continuing operations. We note that your revised disclosure does not address the trends underlying the projections, nor the projections themselves, from page 40 of your investor presentation included in your Form 8-K filed on May 9, 2014.

The Proxy Statement has been revised to include the requested disclosure.

* * * * *

We would be pleased to answer any questions you may have with regard to the Company’s responses to the Staff Letter. Please direct any such questions to the undersigned by telephone at (212) 451-2252, by email at kschlesinger@olshanlaw.com or by facsimile at (212) 451-2222.

Thank you for your assistance.

Sincerely,

/s/ Kenneth A. Schlesinger

Kenneth A. Schlesinger

cc:	Paul J. Berra III